Exhibit 99.33

[Sandstorm Gold Logo]	News Release

Sandstorm Gold Acquires Two NSR Royalties From Magellan Minerals

Vancouver, British Columbia, May 11, 2012 – Sandstorm Gold Ltd. (“Sandstorm” or the “Company”) (TSX-V:SSL) is pleased to announce that it has acquired from Magellan Minerals Ltd. (“Magellan”) (TSX-V:MNM), a 2.5% net smelter returns royalty (“NSR”) on the Coringa gold project (“Coringa”) and a 1.0% NSR on the Cuiu Cuiu gold project (“Cuiu Cuiu”) both of which are located in Para state, Brazil. As consideration, Sandstorm will provide an upfront cash payment of US$7.5 million and will subscribe for one million shares of Magellan at a price of $0.50 per share. The share subscription is subject to approval from the TSX Venture Exchange.

As part of the agreement, Magellan has provided Sandstorm with a right of first refusal on any future royalty or gold stream financing for both the Coringa and Cuiu Cuiu projects.

“These two NSRs are on projects with existing resources and strong exploration upside in a mining friendly jurisdiction,” said Sandstorm President & CEO Nolan Watson. “In addition, by receiving a right of first refusal on any streaming or royalty financings on these assets, Sandstorm is well positioned for the future.”

About Coringa and Cuiu Cuiu

The Coringa gold project is located in Para State, 20 kilometres east of the BR-163 highway. Coringa is a narrow, high grade vein system extending over an eighteen kilometre strike with significant exploration upside. Magellan released a positive preliminary economic assessment on Coringa in May 2010, which is in the process of being updated, and will commence a feasibility study in the third quarter of 2012.

Cuiu Cuiu is located 180 kilometres southwest of Itaituba in northern Brazil. Exploration work has identified a series of major gold soil anomalies and Magellan anticipates conducting a drilling program during the second half of 2012 with plans to release a revised resource estimate in the first quarter of 2013.

Coringa - Total Resources (1)
	Tonnage (Mt)	Au Grade (g/t)	Contained Au (oz)
Measured	1.15	6.8	252,000
Indicated	2.20	4.8	309,000
Inferred	5.50	3.0	534,000

Cuiu Cuiu - Total Resources (1)
	Tonnage (Mt)	Au Grade (g/t)	Contained Au (oz)
Indicated	3.40	1.0	100,000
Inferred	31	1.2	1,200,000

(1)   Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Dennis Moore, B.Sc., M. Eng., is the Qualified Person under NI 43-101 responsible for reviewing and approving the technical information contained in this news release.

For more information on Magellan Minerals and the Coringa and Cuiu Cuiu projects, please visit the Magellan website at www.magellanminerals.com.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a growth focused resource based company that seeks to complete gold purchase agreements with companies that have advanced stage development projects or operating mines. A gold purchase agreement involves Sandstorm making an upfront cash payment to its partners and in exchange, Sandstorm receives the right to purchase a percentage of the gold produced for the life of the mine, at a fixed price per ounce. Sandstorm helps other companies in the resource industry grow their business, while acquiring attractive assets in the process.

Sandstorm is focused on low cost operations with excellent exploration potential and strong management teams. Sandstorm has completed gold purchase or royalty agreements with Luna Gold Corp., SilverCrest Mines Inc., Santa Fe Gold Corp., Rambler Metals and Mining plc, Brigus Gold Corp., Metanor Resources Inc., Donner Metals Ltd. and Magellan Minerals Ltd.

For more information visit: http://www.sandstormgold.com.

Cautionary Note Regarding Forward-Looking Information

Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking information” or “forward-looking statements” within the meaning of applicable Canadian securities legislation. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology. Forward-looking information is based on reasonable assumptions that have been made by Sandstorm as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by the forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of minerals; industry conditions, including fluctuations in the price of metals, fluctuations in foreign exchange rates and fluctuations in interest rates; stock market volatility; competition; as well as those factors discussed in the section entitled “Risks to Sandstorm” in Sandstorm’s annual report for the financial year ended December 31, 2011. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Sandstorm does not undertake to update any forward-looking information that is contained or incorporated by reference herein, except in accordance with applicable securities laws. Sandstorm does not provide any representation as to its comparability with other companies in its industry including, but not limited to, Silver Wheaton Corp., Royal Gold, Inc., and Franco-Nevada Corporation.

CONTACT INFORMATION

Sandstorm Gold Ltd.

Nolan Watson, President & Chief Executive Officer

(604) 689-0234

Denver Harris, Investor Relations Contact

(604) 628-1178

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.